UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2016

February 3, 2017

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	February 14, 2017	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2016

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2016	4,319,070	0.7	1,212,200	(9.6)	786,938	(7.7)
December 31, 2015	4,290,963	0.7	1,340,801	(9.7)	852,279	(8.1)

(*)	Comprehensive income December 31, 2016: (273,349) million yen, - %; December 31, 2015: 433,130 million yen, (81.7)%

	Basic earnings per share	Diluted earnings per share
Nine months ended	yen	yen
December 31, 2016	57.80	57.60
December 31, 2015	61.23	60.95

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
December 31, 2016	302,056,480	16,198,353	4.9
March 31, 2016	298,302,898	17,386,769	5.2

(Reference) Shareholders’ equity as of       December 31, 2016: 14,664,117 million yen;       March 31, 2016: 15,457,970 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2016	—	9.00	—	9.00	18.00
ending March 31, 2017	—	9.00	—	——	——
ending March 31, 2017 (Forecast)	——	——	——	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2017 (Consolidated)

MUFG has the target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017. (There is no change to our earnings target released on May 16, 2016.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): Yes
Excluded: 2 Companies (MUFG Capital Finance 1 Limited and BTMU Preferred Capital 1 Limited)

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2016	14,168,853,820 shares
	March 31, 2016	14,168,853,820 shares
(B) Treasury stocks:	December 31, 2016	739,223,063 shares
	March 31, 2016	380,255,157 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2016	13,614,152,099 shares
	Nine months ended December 31, 2015	13,918,899,596 shares

ø Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

ø Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2016”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of December 31, 2016
Assets:
Cash and due from banks	49,158,293	63,910,154
Call loans and bills bought	660,015	429,272
Receivables under resale agreements	7,466,633	6,808,405
Receivables under securities borrowing transactions	6,041,983	7,794,401
Monetary claims bought	4,733,393	5,054,772
Trading assets	20,460,863	22,588,163
Money held in trust	679,678	806,313
Securities	69,993,869	57,513,556
Loans and bills discounted	113,756,325	108,862,090
Foreign exchanges	1,792,888	2,377,980
Other assets	12,255,764	14,599,071
Tangible fixed assets	1,362,044	1,320,868
Intangible fixed assets	1,254,727	1,195,217
Net defined benefit assets	377,955	442,445
Deferred tax assets	125,739	112,298
Customers’ liabilities for acceptances and guarantees	9,240,310	9,129,131
Allowance for credit losses	(1,057,585)	(887,664)

Total assets	298,302,898	302,056,480

Liabilities:
Deposits	160,965,056	166,429,811
Negotiable certificates of deposit	11,591,578	10,705,694
Call money and bills sold	1,360,238	1,707,442
Payables under repurchase agreements	23,515,240	19,701,086
Payables under securities lending transactions	4,710,407	5,202,617
Commercial papers	2,292,282	1,956,553
Trading liabilities	17,251,302	20,278,345
Borrowed money	12,482,277	15,896,568
Foreign exchanges	2,054,937	2,554,028
Short-term bonds payable	752,492	1,117,799
Bonds payable	9,190,542	9,724,761
Due to trust accounts	13,296,033	9,390,060
Other liabilities	10,834,564	10,786,136
Reserve for bonuses	90,219	40,443
Reserve for bonuses to directors	396	412
Reserve for stocks payment	—	9,875
Net defined benefit liabilities	62,791	59,740
Reserve for retirement benefits to directors	1,113	1,053
Reserve for loyalty award credits	15,971	17,539
Reserve for contingent losses	210,087	224,649
Reserves under special laws	4,232	4,037
Deferred tax liabilities	866,815	795,602
Deferred tax liabilities for land revaluation	127,237	124,734
Acceptances and guarantees	9,240,310	9,129,131

Total liabilities	280,916,129	285,858,126

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of December 31, 2016
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,425,637	1,424,615
Retained earnings	8,587,578	9,139,018
Treasury stock	(298,922)	(513,408)

Total shareholders’ equity	11,855,806	12,191,737

Net unrealized gains (losses) on available-for-sale securities	2,486,627	2,231,936
Net deferred gains (losses) on hedging instruments	337,297	256,025
Land revaluation excess	176,364	173,750
Foreign currency translation adjustments	791,401	(32,779)
Remeasurements of defined benefit plans	(189,526)	(155,392)
Debt value adjustments of foreign subsidiaries and affiliates	—	(1,159)

Total accumulated other comprehensive income	3,602,163	2,472,380

Subscription rights to shares	8,260	407
Non-controlling interests	1,920,538	1,533,828

Total net assets	17,386,769	16,198,353

Total liabilities and net assets	298,302,898	302,056,480

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Ordinary income	4,290,963	4,319,070
Interest income	2,071,759	2,085,669
Interest on loans and bills discounted	1,361,475	1,344,856
Interest and dividends on securities	473,210	499,007
Trust fees	84,658	91,592
Fees and commissions	1,114,399	1,067,262
Trading income	257,422	182,047
Other operating income	367,458	437,861
Other ordinary income	395,265	454,636
Ordinary expenses	2,950,161	3,106,869
Interest expenses	475,793	615,425
Interest on deposits	218,818	207,517
Fees and commissions	159,523	150,957
Trading expenses	—	3,033
Other operating expenses	163,831	167,057
General and administrative expenses	1,941,117	1,920,298
Other ordinary expenses	209,895	250,097

Ordinary profits	1,340,801	1,212,200

Extraordinary gains	2,477	9,311
Gains on disposition of fixed assets	2,477	9,117
Reversal of reserve for contingent liabilities from financial instruments transactions	—	194
Extraordinary losses	45,992	68,859
Losses on disposition of fixed assets	7,100	6,627
Losses on impairment of fixed assets	2,528	6,551
Provision for reserve for contingent liabilities from financial instruments transactions	349	—
Losses on change in equity	36,013	45,654
Losses on liquidation of equity securities of subsidiaries	—	5,260
Losses on exchange of shares of affiliates	—	4,538
Losses on sales of equity securities of subsidiaries	—	226

Profits before income taxes	1,297,286	1,152,653

Income taxes—current	270,583	219,514
Income taxes—deferred	84,256	60,150

Total taxes	354,840	279,664

Profits	942,446	872,988

Profits attributable to non-controlling interests	90,167	86,050

Profits attributable to owners of parent	852,279	786,938

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Profits	942,446	872,988
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(418,271)	(256,391)
Net deferred gains (losses) on hedging instruments	114,314	(81,723)
Land revaluation excess	297	(19)
Foreign currency translation adjustments	(190,477)	(504,111)
Remeasurements of defined benefit plans	4,820	34,773
Share of other comprehensive income of associates accounted for using equity method	(20,000)	(338,864)

Total other comprehensive income	(509,315)	(1,146,337)

Comprehensive income	433,130	(273,349)

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	366,944	(331,787)
Comprehensive income attributable to non-controlling interests	66,185	58,438

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

6

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2016

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2016 (A)	December 31, 2015 (B)
Gross profits	2,927,986	3,096,588	(168,602)
Gross profits before credit costs for trust accounts	2,927,985	3,096,588	(168,602)
Net interest income	1,470,270	1,596,005	(125,734)
Trust fees	91,592	84,658	6,934
Credit costs for trust accounts (1)	0	0	0
Net fees and commissions	916,304	954,875	(38,571)
Net trading profits	179,014	257,422	(78,407)
Net other operating profits	270,803	203,627	67,176
Net gains (losses) on debt securities	127,662	93,550	34,112
General and administrative expenses	1,867,316	1,927,603	(60,287)
Amortization of goodwill	11,020	12,569	(1,549)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,071,689	1,181,554	(109,864)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,060,668	1,168,984	(108,315)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	1,060,669	1,168,984	(108,315)
Net non-recurring gains (losses)	151,531	171,817	(20,285)
Credit costs (3)	(146,095)	(136,778)	(9,317)
Losses on loan write-offs	(93,384)	(97,122)	3,738
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(52,711)	(39,655)	(13,055)
Reversal of allowance for credit losses (4)	49,281	34,798	14,482
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	45,866	42,856	3,009
Net gains (losses) on equity securities	96,160	63,609	32,550
Gains on sales of equity securities	134,687	85,663	49,023
Losses on sales of equity securities	(36,575)	(13,289)	(23,285)
Losses on write-down of equity securities	(1,950)	(8,763)	6,813
Profits (losses) from investments in affiliates	171,199	191,355	(20,156)
Other non-recurring gains (losses)	(64,880)	(24,026)	(40,854)

Ordinary profits	1,212,200	1,340,801	(128,600)

Net extraordinary gains (losses)	(59,547)	(43,515)	(16,032)
Net losses on change in equity	(45,654)	(36,013)	(9,641)
Profits before income taxes	1,152,653	1,297,286	(144,633)
Income taxes-current	219,514	270,583	(51,069)
Income taxes-deferred	60,150	84,256	(24,106)
Total taxes	279,664	354,840	(75,175)
Profits	872,988	942,446	(69,457)
Profits attributable to non-controlling interests	86,050	90,167	(4,117)

Profits attributable to owners of parent	786,938	852,279	(65,340)

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(50,947)	(59,122)	8,174

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2016 (A)	December 31, 2015 (B)
Gross profits	1,714,385	1,776,724	(62,338)
Gross profits before credit costs for trust accounts	1,714,385	1,776,724	(62,339)
Net interest income	939,711	1,027,967	(88,256)
Trust fees	72,103	65,370	6,733
Credit costs for trust accounts (1)	0	0	0
Net fees and commissions	414,648	426,658	(12,010)
Net trading profits	69,721	96,047	(26,326)
Net other operating profits	218,200	160,679	57,520
Net gains (losses) on debt securities	118,420	86,596	31,824
General and administrative expenses	1,011,099	996,023	15,075
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	703,286	780,699	(77,413)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	703,286	780,700	(77,414)
Net non-recurring gains (losses)	44,630	86,029	(41,399)
Credit costs (3)	(78,711)	(67,951)	(10,760)
Losses on loan write-offs	(26,715)	(26,930)	215
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(51,996)	(41,021)	(10,975)
Reversal of allowance for credit losses (4)	88,636	80,827	7,808
Reversal of reserve for contingent losses included in credit costs (5)	189	226	(36)
Gains on loans written-off (6)	15,716	13,262	2,454
Net gains (losses) on equity securities	86,242	56,336	29,906
Gains on sales of equity securities	126,211	77,138	49,072
Losses on sales of equity securities	(38,378)	(12,396)	(25,981)
Losses on write-down of equity securities	(1,589)	(8,404)	6,814
Other non-recurring gains (losses)	(67,443)	3,328	(70,771)

Ordinary profits	747,916	866,730	(118,813)

Net extraordinary gains (losses)	(4,489)	14,385	(18,875)
Income before income taxes	743,427	881,116	(137,689)
Income taxes-current	170,186	198,406	(28,219)
Income taxes-deferred	12,510	70,348	(57,838)
Total taxes	182,697	268,754	(86,057)

Net income	560,729	612,361	(51,631)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	25,830	26,364	(533)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2016 (A)	December 31, 2015 (B)
Gross profits	1,418,982	1,507,419	(88,436)
Net interest income	816,497	890,660	(74,162)
Net fees and commissions	340,895	356,383	(15,487)
Net trading profits	68,570	77,291	(8,720)
Net other operating profits	193,019	183,085	9,933
Net gains (losses) on debt securities	100,133	89,386	10,746
General and administrative expenses	860,307	857,572	2,734
Amortization of goodwill	275	224	51
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	558,950	650,071	(91,120)
Net operating profits before provision for general allowance for credit losses	558,675	649,846	(91,171)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	558,675	649,846	(91,171)
Net non-recurring gains (losses)	35,337	78,908	(43,570)
Credit costs (2)	(78,443)	(67,821)	(10,621)
Losses on loan write-offs	(26,375)	(26,800)	425
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(52,068)	(41,021)	(11,047)
Reversal of allowance for credit losses (3)	87,869	79,610	8,259
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	15,269	13,018	2,251
Net gains (losses) on equity securities	71,820	52,221	19,598
Gains on sales of equity securities	110,382	68,856	41,526
Losses on sales of equity securities	(37,201)	(9,285)	(27,916)
Losses on write-down of equity securities	(1,361)	(7,349)	5,988
Other non-recurring gains (losses)	(61,177)	1,880	(63,057)

Ordinary profits	594,013	728,755	(134,742)

Net extraordinary gains (losses)	1,165	15,036	(13,871)
Income before income taxes	595,178	743,791	(148,613)
Income taxes-current	134,317	167,637	(33,320)
Income taxes-deferred	10,268	60,452	(50,184)
Total taxes	144,585	228,090	(83,504)

Net income	450,592	515,701	(65,109)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	24,695	24,806	(111)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2016 (A)	December 31, 2015 (B)
Gross profits	295,402	269,304	26,097
Gross profits before credit costs for trust accounts	295,402	269,304	26,097
Trust fees	72,103	65,370	6,733
Credit costs for trust accounts (1)	0	0	0
Net interest income	123,213	137,307	(14,094)
Net fees and commissions	73,753	70,275	3,477
Net trading profits	1,150	18,756	(17,605)
Net other operating profits	25,180	(22,405)	47,586
Net gains (losses) on debt securities	18,287	(2,790)	21,077
General and administrative expenses	150,791	138,450	12,340
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	144,611	130,853	13,757
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	144,611	130,854	13,757
Net non-recurring gains (losses)	9,292	7,121	2,171
Credit costs (3)	(268)	(129)	(138)
Losses on loan write-offs	(339)	(129)	(209)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	71	(0)	71
Reversal of allowance for credit losses (4)	767	1,217	(450)
Reversal of reserve for contingent losses included in credit costs (5)	189	226	(36)
Gains on loans written-off (6)	447	244	202
Net gains (losses) on equity securities	14,422	4,114	10,307
Gains on sales of equity securities	15,828	8,281	7,546
Losses on sales of equity securities	(1,177)	(3,111)	1,934
Losses on write-down of equity securities	(228)	(1,055)	826
Other non-recurring gains (losses)	(6,265)	1,448	(7,714)

Ordinary profits	153,903	137,975	15,928

Net extraordinary gains (losses)	(5,655)	(650)	(5,004)
Income before income taxes	148,248	137,324	10,924
Income taxes-current	35,869	30,768	5,100
Income taxes-deferred	2,241	9,895	(7,653)
Total taxes	38,111	40,664	(2,553)

Net income	110,137	96,660	13,477

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,135	1,557	(422)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	123,387	118,819
Doubtful	473,723	846,495
Special Attention	568,930	341,635

Non Performing Loans	1,166,042	1,306,950

Total loans	108,154,042	109,316,859

Non Performing Loans / Total loans	1.07%	1.19%

BTMU Non-consolidated
	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	121,537	116,853
Doubtful	464,961	815,231
Special Attention	538,729	331,026

Non Performing Loans	1,125,229	1,263,111

Total loans	93,651,038	95,633,552

Non Performing Loans / Total loans	1.20%	1.32%

MUTB Non-consolidated
	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	1,846	1,954
Doubtful	8,658	31,159
Special Attention	30,044	10,101

Non Performing Loans	40,549	43,215

Total loans	14,483,630	13,660,195

Non Performing Loans / Total loans	0.27%	0.31%

MUTB Non-consolidated: Trust Account
	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	3	11
Doubtful	103	104
Special Attention	156	507

Non Performing Loans	263	623

Total loans	19,373	23,111

Non Performing Loans / Total loans	1.36%	2.69%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2016		As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,497,339	79,748	3,886,239	64,518

	(in millions of yen)
	As of December 31, 2016		As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	53,241,680	3,194,545	65,518,480	3,485,297
Domestic equity securities	5,241,604	2,682,859	4,873,212	2,205,424
Domestic bonds	24,138,777	452,915	30,322,492	718,247
Other	23,861,297	58,769	30,322,776	561,624
Foreign equity securities	162,245	30,255	149,076	23,820
Foreign bonds	20,169,104	(26,396)	26,650,433	510,987
Other	3,529,947	54,909	3,523,265	26,816

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,439,390	52,644	2,653,043	57,771
Stocks of subsidiaries and affiliates	932,607	2,563	843,460	(91,424)

	(in millions of yen)
	As of December 31, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	36,463,307	2,346,889	44,773,389	2,531,495
Domestic equity securities	4,244,163	2,059,578	3,943,763	1,661,719
Domestic bonds	19,751,951	404,856	23,353,550	619,996
Other	12,467,192	(117,545)	17,476,076	249,779
Foreign equity securities	154,665	25,535	142,546	18,227
Foreign bonds	10,345,368	(111,416)	15,024,229	279,857
Other	1,967,157	(31,664)	2,309,300	(48,305)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	—	—	—	—
Stocks of subsidiaries and affiliates	52,328	32,850	57,771	50,968

	(in millions of yen)
	As of December 31, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	13,648,630	763,377	17,108,424	873,305
Domestic equity securities	1,049,817	560,551	974,012	470,438
Domestic bonds	4,471,065	47,542	7,013,586	98,263
Other	8,127,746	155,283	9,120,825	304,604
Foreign equity securities	60	34	51	26
Foreign bonds	6,963,018	70,943	8,367,901	228,667
Other	1,164,668	84,306	752,872	75,910

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2015
ROE	8.45	9.16

Note:
ROE is computed as follows:

profits attributable to owners of parent × 4/3	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2015
Average interest rate on loans and bills discounted	0.81	0.89
Average interest rate on deposits and NCD	0.01	0.04
Interest rate spread	0.79	0.85

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.91	1.04
Interest rate spread	0.89	1.00
BTMU Non-consolidated (Domestic business segment)
	(percentage per annum)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2015
Average interest rate on loans and bills discounted	0.87	0.93
Average interest rate on deposits and NCD	0.00	0.03
Interest rate spread	0.86	0.90

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.98	1.12
Interest rate spread	0.97	1.09
MUTB Non-consolidated (Domestic business segment)
	(percentage per annum)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2015
Average interest rate on loans and bills discounted	0.51	0.67
Average interest rate on deposits and NCD	0.08	0.13
Interest rate spread	0.42	0.54

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.54	0.67
Interest rate spread	0.46	0.54

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Deposits (ending balance)	153,494,081	145,331,997
Deposits (average balance)	148,997,959	138,046,126
Loans (ending balance)	97,613,068	99,884,265
Loans (average balance)	98,456,475	97,177,782

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Domestic deposits (ending balance)*	130,139,357	123,850,947
Individuals	73,286,901	71,068,636

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Deposits (ending balance)	139,487,569	131,986,582
Deposits (average balance)	135,020,928	125,267,973
Loans (ending balance)	83,525,525	86,691,727
Loans (average balance)	84,958,608	84,450,867

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Domestic deposits (ending balance)*	117,655,053	111,911,283
Individuals	65,598,527	63,158,639

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Deposits (ending balance)	14,006,511	13,345,415
Deposits (average balance)	13,977,031	12,778,152
Loans (ending balance)	14,087,543	13,192,538
Loans (average balance)	13,497,867	12,726,915

	(in millions of yen)
	As of December 31, 2016	As of March 31, 2016
Domestic deposits (ending balance)*	12,484,303	11,939,663
Individuals	7,688,374	7,909,997

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2016	As of December 31, 2016
Assets:
Loans and bills discounted	150,571	190,725
Securities	53,614,888	52,006,098
Beneficiary rights to the trust	53,719,802	55,529,490
Securities held in custody accounts	3,339,160	3,635,609
Monetary claims	9,369,779	13,343,154
Tangible fixed assets	11,636,006	12,259,964
Intangible fixed assets	193,150	196,834
Other claims	4,364,029	3,381,859
Call loans	103,070	532,855
Due from banking account	12,745,624	8,485,129
Cash and due from banks	4,474,306	5,407,876

Total	153,710,390	154,969,598

Liabilities:
Money trusts	20,470,160	19,968,962
Pension trusts	14,950,257	12,934,709
Property formation benefit trusts	8,033	7,381
Investment trusts	58,519,398	59,665,663
Money entrusted other than money trusts	3,463,944	3,345,084
Securities trusts	5,350,832	5,406,510
Monetary claim trusts	8,799,495	12,502,109
Equipment trusts	59,923	67,061
Land and fixtures trusts	65,884	65,795
Composite trusts	42,022,461	41,006,318

Total	153,710,390	154,969,598

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.